UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Amendment No. __)*
Under the Securities Exchange Act of 1934

AMPLIPHI BIOSCIENCES CORPORATION
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
03211P103
(CUSIP Number)
Third Security, LLC 1881 Grove Avenue Radford, Virginia 24141 Attention: Marcus E. Smith, Esq. (540) 633-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copy to: Intrexon Corporation Attention: Legal 20374 Seneca Meadows Parkway Germantown, Maryland 20876 (301) 556-9809
March 16, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ❒ .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03211P103	Page 2 of 10

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Randal J. Kirk

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
46,785,712

	8	SHARED VOTING POWER
37,939,392

	9	SOLE DISPOSITIVE POWER
46,785,712

	10	SHARED DISPOSITIVE POWER
37,939,392

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
84,725,104

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.7%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 03211P103	Page 3 of 10
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THIRD SECURITY, LLC I.R.S. IDENTIFICATION NO.: 54-1923091

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
46,785,712

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
46,785,712

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
46,785,712

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.1%

14	TYPE OF REPORTING PERSON
OO – limited liability company

CUSIP No. 03211P103	Page 4 of 10

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NRM VII HOLDINGS I, LLC I.R.S. IDENTIFICATION NO.: 27-1471440

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
46,785,712

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
46,785,712

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
46,785,712

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.1%

14	TYPE OF REPORTING PERSON
OO – limited liability company

CUSIP No. 03211P103	Page 5 of 10

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
INTREXON CORPORATION I.R.S. IDENTIFICATION NO.: 26-0084895

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
37,939,392

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
37,939,392

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,939,392

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.6%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 03211P103	Page 6 of 10

Item 1.                          Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (the “Statement”), relates is the common stock, par value $0.01 per share (the “Common Stock”), of AmpliPhi Biosciences Corporation, a Washington corporation (the “Company”), whose principal executive offices are located at 4870 Sadler Road, Suite 300, Glen Allen, Virginia 23060.

Item 2.                          Identity and Background.

This Statement is being filed on behalf of Mr. Randal J. Kirk (“Mr. Kirk”), Third Security, LLC (“Third Security”), a Virginia limited liability company that is managed by Mr. Kirk, NRM VII Holdings I, LLC (“NRM VII Holdings”), a Virginia limited liability company that is managed by an affiliate that is managed by Third Security and Intrexon Corporation, a Virginia corporation that is controlled by Mr. Kirk (“Intrexon” and, together with Mr. Kirk, Third Security and NRM VII Holdings, the “Reporting Persons”).

(a)-(c)            The address of the principal business office of Mr. Kirk, Third Security and NRM VII Holdings is The Governor Tyler, 1881 Grove Avenue, Radford, Virginia 24141. The address of the principal business office of Intrexon is 20374 Seneca Meadows Parkway, Germantown, Maryland 20876. The present principal occupation/employment of Mr. Kirk is Chief Executive Officer and Senior Managing Director of Third Security. Mr. Kirk also serves as the Chairman and Chief Executive Officer of Intrexon. The principal business of Third Security is venture capital investment management. The principal business of NRM VII Holdings is investment. The principal business of Intrexon is designing, building and regulating gene programs, or sequences of DNA that control cellular function, and cellular systems, or activities that take place within a cell and the interaction of those systems in the greater cellular environment, to enable the development of new and improved products and manufacturing processes across a variety of end markets, including healthcare, food, energy and environmental sciences.

(d)-(e)             During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                       Mr. Kirk is a citizen of the United States. Third Security and NRM VII Holdings are limited liability companies organized under the laws of the Commonwealth of Virginia. Intrexon is a corporation organized under the laws of the Commonwealth of Virginia.

Item 3.                          Source and Amount of Funds or Other Consideration.

On March 16, 2015, the Company entered into a Subscription Agreement (the “Subscription Agreement”) with certain accredited investors (the “Purchasers”), pursuant to which the Company agreed to sell to the Purchasers an aggregate of 78,787,880 shares of Common Stock at a purchase price of $0.165 per share, as well as warrants to purchase 0.25 shares of Common Stock for each share of Common Stock purchased (in the form filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated March 16, 2015 and filed March 19, 2015), for a total offering amount of $13 million (the “Offering”). The Company closed the Offering on March 16, 2015, and on such date issued 78,787,880 shares of Common Stock and 19,696,971 warrants to purchase shares of Common Stock. Intrexon purchased 13,939,392 shares of Common Stock and 3,484,848 warrants to purchase Common Stock in the Offering. The warrants will be exercisable beginning on the date the Company effects a reverse stock split or increases the number of authorized shares of Common Stock, in either case in an amount sufficient to permit the exercise in full of these warrants.

CUSIP No. 03211P103	Page 7 of 10

  In connection with the Subscription Agreement, the Company also entered into a registration rights agreement with the Purchasers (the “Registration Rights Agreement”), which requires the Company to register the resale of the shares of Common Stock issued pursuant to the Subscription Agreement. Under the Registration Rights Agreement, the Company is required to file the registration statement on or before April 16, 2015 and the registration statement must be declared effective within the time period specified in the Registration Rights Agreement, or the Company will be required to pay liquidated damages as set forth in the Registration Rights Agreement.

  The terms of the Offering are set forth in the Subscription Agreement and the terms of the Registration Rights Agreement are set forth in the Registration Rights Agreement, which documents were filed as Exhibits 10.1 and 10.3, respectively, to the Company’s Current Report on Form 8-K dated March 16, 2015 and filed on March 19, 2015 and are incorporated herein by reference. The foregoing descriptions are summaries of the agreements incorporated by reference into this filing, are not complete and are subject to and qualified in their entirety by reference to the full agreements incorporated by reference herein.

Item 4.                          Purpose of Transaction.

The information set forth in Items 3 and 6 is incorporated herein by reference.

The Reporting Persons acquired the shares disclosed hereunder for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire shares of Common Stock or other capital stock of the Company outside of those contemplated by the Subscription Agreement. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to the investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a privately negotiated transaction, by transfer, by exchange or by gift, all or a portion of the shares of Common Stock or other securities of the Company that they now own or may hereafter acquire. Any decision of the Reporting Persons to increase their holdings in Common Stock or securities convertible into Common Stock, will depend, however, on numerous factors including, without limitation, the price of shares of Common Stock, the terms and conditions related to their purchase and sale, the prospects and profitability of the Company, other business and investment alternatives of the Reporting Persons, tax considerations and general economic and market conditions. At any time, the Reporting Persons, or any of them, may determine to dispose of some or all of their holdings of Common Stock depending on those and other considerations.

CUSIP No. 03211P103	Page 8 of 10

At the date of this Statement, none of the Reporting Persons have present plans or proposals which would result in:

(a)                       The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)                      An extraordinary corporate transaction such as a merger, reorganization or disposition, involving the Company or any of its subsidiaries;

(c)                       A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)                      Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                       Any material change in the present capitalization or dividend policy of the Company;

(f)                        Any other material change in the Company’s business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)                      Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)                      Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                        A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)                        Any action similar to any of those actions enumerated above.

Item 5.                           Interest in Securities of the Issuer.

The information contained on the cover pages to this Statement and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)                              See Items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock owned by the Reporting Persons. The percentage ownership is calculated based on 187,159,093 shares of Common Stock issued and outstanding as of October 20, 2014, as disclosed by the Company in its Prospectus dated and filed on January 5, 2015, increased by: (i) 86,710,400 shares of Common Stock issuable upon conversion of all outstanding shares of Series B Convertible Preferred Stock (“Series B Preferred”) as of October 20, 2014, (ii) 78,787,880 shares of Common Stock issued in the Offering; and (iii) 5,357,142 shares of Common Stock issuable upon exercise of warrants issued to NRM VII Holdings in June 2013 in connection with its purchase of Series B Preferred (“Series B Warrants”).

CUSIP No. 03211P103	Page 9 of 10

Reporting Person	Amount of Common Stock Beneficially Owned(1)	Percent of Class	Sole Power to Vote or Direct the Vote(1)	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition(1)	Shared Power to Dispose or to Direct the Disposition
Randal J. Kirk	84,725,104	23.7%	46,785,712	37,939,392	46,785,712	37,939,392
Third Security, LLC	46,785,712	13.1%	46,785,712	--	46,785,712	--
NRM VII Holdings I, LLC	46,785,712	13.1%	46,785,712	--	46,785,712	--
Intrexon Corporation	37,939,392	10.6%	—	37,939,392	—	37,939,392

(1)	Assumes the full conversion of 21,428,570 shares of Series B Preferred into Common Stock and the exercise of 5,357,142 Series B Warrants held by NRM VII Holdings.

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by NRM VII Holdings and Intrexon.

(c)                       Except as set forth in this Schedule 13D, none of the Reporting Persons have engaged in any transactions in the Common Stock in the past 60 days.

(d)-(e)             Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons’ responses to Items 3 and 4 are incorporated herein by reference.

Item 7.                          Material to be Filed as Exhibits.

Exhibit 1	Subscription Agreement by and between the Company and Intrexon dated as of March 16, 2015 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated March 16, 2015 and filed March 19, 2015, and incorporated herein by reference)

Exhibit 2	Form of Warrant issued by the Company to certain investors, including Intrexon (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated March 16, 2015 and filed March 19, 2015, and incorporated herein by reference)

Exhibit 3	Registration Rights Agreement by and between the Company and Intrexon dated March 16, 2015 (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, dated March 16, 2015 and filed March 19, 2015, and incorporated herein by reference)

Exhibit 4	Joint Filing Agreement, dated as of March 20, 2015, by and among Mr. Kirk, Third Security, NRM VII Holdings and Intrexon

CUSIP No. 03211P103	Page 10 of 10

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2015

/s/ Randal J. Kirk
Randal J. Kirk

THIRD SECURITY, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

NRM VII HOLDINGS I, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

INTREXON CORPORATION

By:	/s/ Randal J. Kirk
Randal J. Kirk
Chief Executive Officer

EXHIBIT INDEX

Exhibit 1	Subscription Agreement by and between the Company and Intrexon dated as of March 16, 2015 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated March 16, 2015 and filed March 19, 2015, and incorporated herein by reference)

Exhibit 2	Form of Warrant issued by the Company to certain investors, including Intrexon (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated March 16, 2015 and filed March 19, 2015, and incorporated herein by reference)

Exhibit 3	Registration Rights Agreement by and between the Company and Intrexon dated March 16, 2015 (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, dated March 16, 2015 and filed March 19, 2015, and incorporated herein by reference)

Exhibit 4	Joint Filing Agreement, dated as of March 20, 2015, by and among Mr. Kirk, Third Security, NRM VII Holdings and Intrexon